FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 14, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..............

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 14, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 14, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 14, 2007

BluePhoenix Joins Financial Information Forum And
Provides New Solution For Options Symbology Initiative

—	Solution provides automated overhaul of symbology used in representing listed options

—	Enables comprehensive field adjustment that allows companies to rapidly comply with new initiative

—	Company reaffirms continued growing interest from financial services organizations for its modernization solutions

CARY, NC – November 14, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has joined the Financial Information Forum (FIF) and is providing an automated solution for financial organizations to overhaul the symbology used in representing listed option contracts in line with the Options Symbology Initiative (OSI). In addition, the company has reaffirmed that it is continuing to see growing interest from financial services organizations for its modernization solutions.

The Options Symbology Initiative is a plan initiated by The Options Clearing Corporation (OCC) to replace the old method of representing listed option contracts. The old method has been used for over 25 years and poses various limitations in today’s marketplace. The old representation was based on 5 characters, and the new initiative, the Options Symbology Initiative, is to enlarge the symbol to 21 characters and enable decimal strike prices. The new symbology plan was approved and is now ready to be implemented to bring the options industry into compliance with the new method. According to the plan, all internal applications should be coded and tested internally by the middle of 2009.

The Financial Information Forum addresses the issues that impact financial technology operations and development in light of rapid changes occurring in technology, regulation and market structure. As a member of the FIF, BluePhoenix is better positioned to provide the modernization and remediation services required by member companies, such as support for the Options Symbology Initiative.

“With extensive experience in field and currency remediation projects that were performed for many large financial customers around the world, BluePhoenix is uniquely qualified to help financial organizations adhere to the guidelines of the Options Symbology Initiative,” said Arik Kilman, CEO of BluePhoenix. “We look forward to helping our customers meet the rapidly approaching deadlines of the initiative, with our cost-efficient and low risk solutions.”

“We are continuing to see growing interest from financial services organizations for our modernization solutions,” added Kilman. “It is unlikely that we will be affected by the recent lending crisis due to our limited exposure to clients in the mortgage space and the nature of our business.”

BluePhoenix offers a tool-based, highly automated solution that provides step-by-step, comprehensive field adjustment enabling companies to rapidly comply with the new Options Symbology Initiative. Our solution fully preserves system and data integrity and helps maintain the usual level of system application development and maintenance throughout the process.

For more information about the OSI please visit http://www.bphx.com/scripts/reg.cfm?resource=119.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com